FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of    December,   2002
Commission File Number 1-12838

Bema Gold Corporation
(Translation of registrant’s name into English)

18th Floor, 1138 Melville Street
Vancouver, British Columbia, Canada, V6E 4S3
(Address of principal executive offices)

          Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F:

Form 20-F _____  Form 40-F    X

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

          Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _____  No    X

          Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

          Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____  No    X

          If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

Bema Gold Corporation

Date: December 18, 2002	By	/s/ Roger Richer

Roger Richer
Vice President, Administration, General
Counsel, Secretary and Director

News Release

Bema Signs Definitive Agreement to Acquire High Grade Gold and Silver Project in Russia

December 18, 2002	FOR IMMEDIATE RELEASE

Bema Gold Corporation (“Bema or the “Company”) is pleased to release the terms of the Company’s definitive agreement with the Government of Chukotka whereby Bema can earn up to a 75% interest in the high grade Kupol gold and silver property located in Chukotka, North East Russia.

Bema has the right to earn up to a 75% interest on the following basis: an initial 20% interest by making a payment of $8 million (this payment has been made) and expending a minimum of $5 million on exploration, on the Kupol Property, over the next twelve months. Bema will earn a further 10% with a payment of $12.5 million twelve months from the initial payment. An additional 10% is earned through a payment of $10 million within 24 months of the initial payment and the expenditure of $5 million on exploration during year two. Bema can then earn the final 35% upon completion of a bankable feasibility study and a payment of $5.00 per ounce of gold for 75% of the ounces identified in the proven and probable reserves contained in the feasibility study. Upon commencement of mine construction, Bema will pay a further $5.00 per ounce of gold for 75% of the ounces identified in the proven and probable reserves contained in the feasibility study.

The Kupol vein system has been explored by a Russian operator and is defined by approximately 35 trenches over 3 kilometers of strike length with a width of up to 30 metres. Several high grade intercepts occur along an 1800 metre section including; 183.4 grams per tonne (g/t) gold and 2557.5 g/t silver over 11.8 metres in trench K-16 and 154.8 g/t gold and 548.8 g/t silver over 9 metres in trench K-34. The average grade from the trenching program over this 1800 metre section is 37.5 grams per tonne gold and 325 grams per tonne silver. Examples of significant trenching results are as follows:

Trench #	From (m)	Width (m)	Gold g/t	Silver g/t
K-04*	60	10	58.4	530.0
K-13	21.8	2.8	70.1	176.2
K-12	5.2	11.4	13.0	147.5
K-29*	37	7.0	23.5	160.7
K-26*	27	3.9	28.0	102.4
K-10*	57.2	3.8	20.3	124.7
K-10*	76.5	7.5	11.3	111.7
K-03	32.4	3.2	129.2	517.2
K-01	38.8	12	30.7	329
PL-49S*	NA	4.0	56.04	259.9
K-16	25.5	11.8	183.4	2557
K-33*	10.8	3.2	23.4	114.6
K-17	66.5	7.3	37.2	343.4
K-34*	17.0	9.0	154.8	548.8
K-18	106.6	3.3	16.2	103.0
K-19	35.2	8.9	16.8	113.8
K-20	77.3	6.2	18.2	147.0
* Sampled and assayed by Bema

Results have also been received from 23 diamond drill holes (approximately 2500 metres) that have been drilled along 430 meters of strike length within the zone to a maximum depth of 140 metres. Several holes returned high grade gold and silver intercepts including drill hole C-5 which reported 51.6 g/t gold and 530.9 g/t silver over 41.3 metres (true width 15 metres). Examples of significant drill results are as follows:

Drill Hole	From (m)	To (m)	Interval (m)	Gold g/t	Silver g/t
C-14	30.8	37.1	6.3	32.2	206.7
C-07	47.2	64.4	17.2	13.2	125.8
C-02	77.5	84.1	6.6	85.3	704.4
C-02	95.1	97.8	2.7	31.3	143.6
C-05	153.7	195.0	41.3	51.6	530.9
C-8A*	130.0	139.1	9.1	27.6	418.0
C-20*	67.2	83.6	16.4	15.6	103.9
C-33	67.1	68.2	1.1	33.0	52.0
C-34	147.8	177.0	29.2	16.0	340.1
*not included in previously announced drill table from 10/29/02

Based on the strike length of the vein system and the results from trenching and drilling to date, the Company believes that with further exploration the Kupol property has the potential to host a multi million ounce gold/silver deposit.

The Kupol project is located approximately 950 kilometers northeast of Bema’s Julietta Mine and 200 kilometers east of the city of Bilibino. Access to the property is via dirt road and all terrain track in the summer and winter road for the remainder of the year or by helicopter from Bilibino.

Bema will manage exploration of the Kupol property working with a local Russian contractor. The Company intends to deliver camps, drill rigs and supplies to the site over the winter months and is planning an extensive trenching, drilling and metallurgical sampling program commencing in the Spring of 2003.

All figures are reported in US dollars unless otherwise indicated

On behalf of BEMA GOLD CORPORATION

“Clive T. Johnson”
Chairman, C.E.O., & President

For more information on Bema Gold please contact Investor Relations at (604) 681-8371 or toll-free 1-800-316-8855 or alternatively contact our web-site at www.bema.com.

The Toronto Stock Exchanges neither approves nor disapproves the information contained in this News Release, Bema Gold Corporation trades on The Toronto and American stock exchanges. Symbol: BGO.

Some of the statements contained in this release are forward-looking statements, such as estimates and statements that describe the Company’s future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur. Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements.